Exhibit (12)

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 14, 2015

VY® Franklin Templeton Founding Strategy Portfolio

Voya Investors Trust

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

Voya Solution Moderately Aggressive Portfolio

Voya Partners, Inc.

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated March 12, 2015, between Voya Partners, Inc., a Maryland corporation (“Acquiring Company”), on behalf of one of its series, Voya Solution Moderately Aggressive Portfolio (“Acquiring Portfolio”), and Voya Investors Trust, a Massachusetts business trust, (“Acquired Trust”) on behalf of one of its series, VY® Franklin Templeton Founding Strategy Portfolio (“Acquired Portfolio,” and together with Acquiring Portfolio, the “Portfolios”). The Agreement describes a proposed transaction (the “Reorganization”) to occur as of the date of this letter, pursuant to which Acquiring Portfolio will acquire all of the assets of Acquired Portfolio in exchange for shares of beneficial interest in Acquiring Portfolio (the “Acquiring Portfolio Shares”) and the assumption by Acquiring Portfolio of all of the liabilities of Acquired Portfolio following which the Acquiring Portfolio Shares received by Acquired Portfolio will be distributed by Acquired Portfolio to its shareholders in liquidation and termination of Acquired Portfolio. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Acquired Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Acquired Portfolio are redeemable at net asset value at each shareholder’s option. Acquired Portfolio has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

ROPES & GRAY LLP

VY® Franklin Templeton Founding
Strategy Portfolio
Voya Solution Moderately Aggressive Portfolio	-2-	August 14, 2015

Acquiring Company is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Portfolio are redeemable at net asset value at each shareholder’s option. Acquiring Portfolio has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

Each of Acquired Portfolio and Acquiring Portfolio serves as a funding vehicle for variable annuity contracts and variable life insurance contracts (each, a “Contract”) offered by certain insurance companies. An insurance company establishes separate accounts that in turn purchase shares of Acquired Portfolio or Acquiring Portfolio in order to fund the insurance company’s obligations under Contracts that the insurance company has written. References herein to “shareholders” of Acquired Portfolio or Acquiring Portfolio are to the separate accounts (and other permitted shareholders) that own shares in Acquired Portfolio or Acquiring Portfolio.

For purposes of this opinion, we have considered the Agreement, the combined Proxy Statement/Prospectus dated June 19, 2015 and such other items as we have deemed necessary to render this opinion. In addition, each of Acquired Portfolio and Acquiring Portfolio has provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of Acquired Portfolio and Acquiring Portfolio has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraphs hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)	The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Acquiring Portfolio and Acquired Portfolio each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

ROPES & GRAY LLP

VY® Franklin Templeton Founding
Strategy Portfolio
Voya Solution Moderately Aggressive Portfolio	-3-	August 14, 2015

(ii)	Under Sections 361 and 357(a) of the Code, Acquired Portfolio will not recognize gain or loss upon the transfer of Acquired Portfolio’s assets to Acquiring Portfolio in exchange for Acquiring Portfolio Shares and the assumption by Acquiring Portfolio of all the liabilities of Acquired Portfolio, or upon the distribution of Acquiring Portfolio Shares by Acquired Portfolio to its shareholders in liquidation, except for (A) any gain or loss recognized on (1) “section 1256 contracts” as defined in Section 1256(b) of the Code or (2) stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (B) any other gain or loss that may be required to be recognized (1) as a result of the closing of the tax year of Acquired Portfolio, (2) upon the termination of a position, or (3) upon the transfer of an asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code;

(iii)	Under Section 354 of the Code, Acquired Portfolio shareholders will not recognize any gain or loss upon the exchange of their Acquired Portfolio shares for Acquiring Portfolio Shares in the Reorganization;

(iv)	Under Section 358 of the Code, the aggregate tax basis of Acquiring Portfolio Shares an Acquired Portfolio shareholder receives in the Reorganization will be the same as the aggregate tax basis of the Acquired Portfolio shares exchanged therefor;

(v)	Under Section 1223(1) of the Code, an Acquired Portfolio shareholder’s holding period for the Acquiring Portfolio Shares received in the Reorganization will be determined by including the period during which such shareholder held or is treated for federal income tax purposes as having held the Acquired Portfolio shares exchanged therefor, provided that the shareholder held those Acquired Portfolio shares as capital assets;

(vi)	Under Section 1032 of the Code, Acquiring Portfolio will not recognize gain or loss upon the receipt of the assets of Acquired Portfolio in exchange for Acquiring Portfolio Shares and the assumption by Acquiring Portfolio of the liabilities of Acquired Portfolio;

(vii)	Under Section 362(b) of the Code, Acquiring Portfolio’s tax basis in the assets of Acquired Portfolio transferred to Acquiring Portfolio in the Reorganization will be the same as Acquired Portfolio’s tax basis immediately prior to the transfer, increased by any gain or decreased by any loss required to be recognized as described in (ii) above;

ROPES & GRAY LLP

VY® Franklin Templeton Founding
Strategy Portfolio
Voya Solution Moderately Aggressive Portfolio	-4-	August 14, 2015

(viii)	Under Section 1223(2) of the Code, the holding period in the hands of Acquiring Portfolio of each Acquired Portfolio asset transferred to Acquiring Portfolio in the Reorganization, other than certain assets with respect to which gain or loss is required to be recognized as described in (ii) above, will include the period during which such asset was held or treated for federal income tax purposes as held by Acquired Portfolio; and

(ix)	Acquiring Portfolio will succeed to and take into account the items of Acquired Portfolio described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We believe that Acquiring Portfolio will continue Acquired Portfolio’s historic business within the meaning of Treas. Reg. § 1.368-1(d), as an open-end management investment company that seeks capital appreciation by obtaining exposure to U.S. and foreign equity securities as well as debt instruments by means of investing in underlying open-end funds. We note that the Acquired Portfolio has done so primarily by following a passive strategy in allocating its assets among underlying funds while Acquiring Portfolio follows a more active strategy. The only guidance applying the continuity of business enterprise test to investment companies is Revenue Ruling 87-76, 1987-2 C.B. 84, which concluded that a municipal bond Portfolio and a balanced Portfolio were not in the same line of business. Even on the assumption that the ruling is correct, we do not believe that it is controlling in the instant case. In our opinion, the continuity of business enterprise test required for qualification under Section 368(a) of the Code is met in the Reorganization.

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

Ropes & Gray LLP